Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-248991

October 13, 2020

MINISO Group Holding Limited

MINISO Group Holding Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. LLC at 200 West Street, New York, NY 10282, the Unites States of America, Attention: Prospectus Department, by calling +1 (212) 902-1171 or via email: prospectus-ny@ny.email.gs.com, or BofA Securities, Inc. at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, the United States of America, Attention: Prospectus Department, by calling +1 (800) 294-1322 or via email: dg.prospectus_requests@bofa.com. You may also access the Company’s most recent prospectus dated October 13, 2020, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on October 13, 2020, or Amendment No. 2, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1815846/000119312520268167/d32239df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendments No. 2 to the Company’s registration statement on Form F-1 dated October 13, 2020. All references to page numbers are to page numbers in Amendment No. 2.

(1) Amend and replace the risk factor headed “Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” on pages 72 and 73 with the following:

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

(2) Amend and replace the risk factor headed “Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.” on pages 73 and 74 with the following:

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). See ‘‘Description of American Depositary Shares’’ for more information.

(3) Amend and replace the risk factor headed “Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.” on pages 46 and 47 with the following:

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

Recently there have been heightened tensions in international relations. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Recently, the U.S. government escalated tensions between the U.S. and China by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. In addition, there are two bills pending before the Congress of the United States purporting to address the use of forced labor in Xinjiang. If either or both of these bills are enacted into law, a presumptive ban could be imposed on the import of goods to the United States that are made, wholly or in part, in Xinjiang or by persons that participate in certain programs in Xinjiang that entail the use of forced labor. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. It remains to be seen if and when the bills will be enacted into law. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. However, there is no assurance that we will be able to identify all activities conducted by our suppliers or other business partners as we do not have a control over them. To the extent we identify any potential noncompliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of the ADSs. In addition, the tension between China and India as a result of border clashes between troops of China and India have also resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and other countries will develop. To the extent tensions in international relations between China and other countries escalate, our international operations, financial condition and results of operations could be materially and adversely affected.